Exhibit 12.1
Ratio of earnings to fixed charges (Group)
Ratio of earnings to fixed charges
in	6M17	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,252	(2,266)	(2,422)	3,627	4,096	2,190
Income/(loss) from equity method investments	(106)	(208)	(243)	(244)	(251)	(160)
Pre-tax earnings/(loss) from continuing operations	1,146	(2,474)	(2,665)	3,383	3,845	2,030
Fixed charges:
Interest expense	5,274	9,812	10,042	10,027	11,441	14,947
Interest portion of rentals [1]	259	530	538	627	642	645
Preferred dividend requirements	0	0	0	53	236	231
Total fixed charges	5,533	10,342	10,580	10,707	12,319	15,823
Pre-tax earnings before fixed charges	6,679	7,868	7,915	14,090	16,164	17,853
Noncontrolling interests	(1)	3	(1)	449	639	336
Earnings before fixed charges and provision for income taxes	6,680	7,865	7,916	13,641	15,525	17,517

Ratio of earnings to fixed charges	1.21	0.76	0.75	1.27	1.26	1.11
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
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